

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 27, 2017

<u>Via E-mail</u>
Umber Bawa
Chief Executive Officer
Rabble One, LLC
154 Grand Street
New York, NY 10013

> **Re: Rabble One, LLC**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 3, 2017**
> **CIK No. 0001690021**

Dear Mr. Bawa:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure that you will primarily use funds raised in the future for property acquisition and rehabilitation. We also note that you will use proceeds from your proposed Series A offering to revitalize abandoned or under-utilized rental properties in Detroit, Michigan. It appears that your business is "primarily that of acquiring and holding real estate or interest in real estate for investment." Please revise your offering circular to comply with the format of Form S-11, including all the disclosure required by that form such as information about the real estate interests you intend to acquire and any relevant operating data. See, for example, Items 14 and 15 of Form S-11.

Rabble One Series A, page II-7

2.   We note from your response to prior comment 4 and your revised disclosure that nine single-family properties have been purchased by Century Partners and that an additional 23 single-family homes are under contract in which Rabble One Series A expects to jointly own upon consummation of the offering of Series A Units. To the extent applicable, please provide the financial information required by Rule 8-06 of Regulation S-X for these properties or advise why you are not required to do so.

3.   We note from your response to prior comment 5 and your revised disclosure that the properties will be jointly owned, on a pro rata basis, by Rabble One Series and Fund II and that Rabble One Series A's pro rata ownership of the properties will be held as real estate assets on its balance sheet. Please tell us your basis in GAAP for reflecting the pro rata ownership of the properties on the balance sheet and tell us how you will account for the results of the properties' operations. In your response discuss the roles of each party involved in the arrangement (e.g. owners, managers or operators) and whether the source of proceeds to be raised by Fund II will be made by any affiliated party. Cite all relevant accounting literature within your response.

Conflicts of Interest, page II-8

4.   We note your disclosure that Rabble One Series A will jointly own properties with Detroit Real Estate Value Fund II ("Fund II"), a fund sponsored and managed by Century Partners. Please revise disclosure to discuss potential conflicts of interest between Rabble One Series A and Century Partners.

Use of Proceeds, page II-29

5.   We note your response to prior comment 3 that Series A will directly hold an ownership interest in certain properties jointly with Fund II. Please describe the material terms of arrangements that will govern the respective rights and ownership interests of Series A and Fund II with respect to the properties. Please also clarify whether improvements will be jointly funded and how the funding of the improvements will impact the interests of Series A in the properties.

6.   We note your disclosure on page II-29 that Fund II is expected to raise a maximum of $2 million in offering proceeds. Please revise to disclose the amount of offering proceeds that Fund II has raised to date.

Century Partners, page II-41

7.   We note your disclosure in this section regarding the performance of Century Partners. Please either remove this disclosure or revise your discussion to provide additional context. For example, please balance this disclosure with information about any material

adverse business developments and the portfolio's net income or net loss. Please also explain how you have calculated the performance measures described, such as "net operating yields."

Leverage, page II-44

8.   We note your response to prior comment 7 that Rabble and Century Partners may be required to guarantee some portion of bank financings. Please clarify whether Fund II will participate in leveraged financings and, if so, how and in what role. Please also explain how this participation will impact the pro rata ownership of the properties.

Chinatown Soup, Inc. Income Statement, page II-49

9.   We note that you have included Chinatown Soup, Inc.'s income statement for the year ended December 31, 2015. Please label the income statement as "unaudited" if it has not been audited.

10.   Notwithstanding the above, please also provide financial information for the material assets and liabilities of Chinatown Soup so that investors may assess their financial capacity to satisfy the payment obligation on the promissory note.

Index to Financial Statements, page F-1

11.   Please label your financial statements as "unaudited" if they will not be audited.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Senior Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Anna T. Pinedo
        Morrison & Foerster LLP